Exhibit 99.8

PRESS RELEASE

February 18, 2013

Peugeot and Total prepare for the future with the technology demonstrator 208 HYbrid FE

Continuing years of commitment to improving vehicle energy performance, Peugeot and Total are combining their capacity for innovation once more in a breakthrough project: the 208 HYbrid FE. The aim is to design a vehicle combining real driving pleasure (0 to 100km/h / 0 to 62 mph in just 8.0 seconds) and low emissions of CO2 (49g/km). This technological demonstrator will benefit from Peugeot and Total’s latest innovations in aerodynamics, weight-saving and drivetrains. The performance of this technological demonstrator will be achieved without the use of a top-up energy source (non plug-in petrol technology) and taking as its base an already very efficient production vehicle.

49g CO2/km, 0 to 100km/h / 0 to 62 mph in 8 seconds… This means halving the emissions of the most economical of the petrol engines (Fuel Economy) while obtaining acceleration worthy of a small sports car (so Fun and Efficient).

Follow the steps of the project as of March 5, 2013 at www.mission49-8.com

Peugeot and Total, partners moving towards the future

Partners since 1995, Peugeot and Total groups are working together to significantly reduce the fuel consumption, emissions of CO2 and TCO (Total Cost of Ownership) of vehicles.

The Total group and several of its entities (Lubricants, Fuels, Hutchinson, CCP Composites, Total Global Polymers) are actively involved alongside Peugeot in numerous R&D projects permitting the production of more environmentally-friendly vehicles. Total provides Peugeot and its networks worldwide with FE (Fuel Economy) lubricants designed to reduce vehicle consumption by reducing friction in the engine. So, over ten years, Total lubricants have contributed to a 5% reduction in emissions of CO2 on PSA engines.

In France, close to 250 researchers are working on developing future automobile fuels and lubricants. The Total Excellium top-of-the-range fuels permit a reduction in fuel consumption. Today, the researchers of the Total group are developing biofuels, low sulphur fuels, energy economy lubricants (Fuel-Eco lubricants), special additives guaranteeing reduced emissions, but also innovative materials to lighten the structures and enhance performance.

Peugeot is setting itself the goal of combining driving experience and sustainable mobility, regardless of the means of transport. So, it is the only automobile manufacturer to offer a comprehensive range of personal means of transport: bicycles, scooters, cars, light utility vehicles.

To achieve this, Peugeot is investing in a range of technology. Engines are an important area: continuous improvement of the efficiency of internal combustion engines, down-sizing strategy, standardisation of use of the particle emission filter, wider use of the Stop&Start, Diesel-electric hybrids, electric drive. Peugeot is also investing in the materials used to reduce the weight of the vehicles, increasing the proportion of green materials, without forgetting the connected services.

The result of these developments is positive as the Marque has the lowest emissions of CO2 in Europe. The leader, its average rating has decreased by 7g/km to only 121.6g/km in 2012. So two in every three Peugeot vehicles emit less than 130g of CO2/km.

In 2011, Peugeot and Total renewed their collaborative research and exclusive recommendation agreement. Today, the two companies are involved in a project to offer future generations with mobility that combines energy efficiency (Fuel Economy) and driving pleasure (Fun & Emotion).

208 HYbrid FE, another way of moving towards the future

To rise to this technological challenge, Total and Peugeot are combining their capacity for innovation to develop solutions for the mobility of future generations.

Peugeot, the Research and Advanced Technology Division of the PSA group, the Total group and several of its entities (Total Lubricants, Hutchinson, CCP Composites, Total Global Polymers) are coordinated by Peugeot Sport, used in human challenges, state-of-the-art technology and hybrid developments.

To give a firm foundation to this undertaking, the project is based on the very efficient 208 1.0 VTi 68hp, which will be extensively evolved. The style and the aerodynamics will be the first visible elements. Redesigned, the 208 HYbrid FE will be more aerodynamic with a much lower co-efficient of drag (Cd) than that of the production model, while retaining its occupant space. Special tyres and wheels will contribute to reduce rolling resistance.

The weight reduction will be a major contributor to the performance. In fact, the teams expect to achieve a 200kg reduction in the weight of the vehicle. Hutchinson and CCP Composites, subsidiaries of the Total group, will contribute their expertise in composite materials and polycarbonates. These will be used for the body panels, the windows and also in the passenger compartment.

The 208 HYbrid FE will also innovate with its hybrid drivetrain inspired by competition. It is a power unit which combines a 3-cylinder petrol engine and its EGC (Electronic Gearbox Controlled) gearbox with an electric motor and a battery taken directly from the endurance programmes. The engine will be adapted for this new application: special thermo-management and combustion cycle, reduction of friction, reduced weight of the reciprocating gears and of the cylinder head.

The various stages of this project will be unveiled and can be followed from March 5, 2013 on www.mission49-8.com

Press contacts

Peugeot	Total
www.peugeot-pressepro.com

Pierre-Yves Etienney \ +33(0) 762 629 891 pierreyves.etienney@peugeot.com	Vincent Granier \ +33(0) 141 359 030 vincent.granier@total.com

Peugeot

Present in nearly 160 countries, with more than 10,000 points of contact, Peugeot combines rigorous design, appeal and passion in all its activities.

In 2012, the Marque achieved 1,700,000 sales worldwide, reinforced its position as the 4th marque in Europe, accelerated its internationalisation in the major growth markets and continued its range enhancement. Peugeot is reaffirming its environmental commitment by introducing diesel micro-hybridation and the powering of three HYbrid4 models using innovative full diesel hybrid technology.

Peugeot is the only marque to offer a complete mobility product range with cars and utility vehicles, scooters, bicycles and a wide range of services, including the Mu mobility service.

Total

Total is one of the top international petroleum and gas groups, operating in more than 130 countries. The Group is also a leader in the chemicals industry. Its 96,000 employees develop their expertise in all the sectors of these industries: exploration and production of petroleum and natural gas, refining and distribution, new energy sources, trading and chemicals. So, they contribute to meeting the worldwide demand for energy, present and future. www.total.com

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